Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

February 28, 2020

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Cate Whiting

Re:	THL Credit Senior Loan Fund (File No. 811-22874) Proxy Statement on Schedule 14A

Ladies and Gentlemen:

On behalf of the above-referenced Fund, transmitted for filing as EDGAR correspondence are the Fund's responses to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC"), provided to the undersigned by Ms. Cate Whiting of the Staff on February 21, 2020. The comments of the Staff relate to the Fund's preliminary proxy statement on Schedule 14A and form of proxy (the "Preliminary Proxy Materials") for the annual meeting of shareholders of the Fund (the "Annual Meeting") scheduled to be held at 9:30 a.m., C.T., on Friday, April 24, 2020, at the offices of the Fund, 227 West Monroe Street, Suite 3200, Chicago, IL 60606, filed with the SEC on February 13, 2020.

On or about March 10, 2020, we plan to file with the SEC the definitive proxy materials and form of proxy (the "Definitive Proxy Materials") relating to the Annual Meeting. For the convenience of the Staff, the Staff's comments have been restated below, and the Fund's response is set out immediately following each comment. Capitalized terms used but not defined herein have the meanings assigned to them in the Preliminary Proxy Materials. The Definitive Proxy Materials will be marked to show changes made primarily in response to comments of the Staff with respect to the Preliminary Proxy Materials.

Comment 1: The proxy currently focuses on the investment performance of the outgoing adviser, but there is nothing about the performance of the new adviser and its related funds pursuant to Item 22(c)(11).

Response 1: The Fund's investment adviser, THL Credit Advisors LLC (now known as First Eagle Alternative Credit, LLC), is not changing in connection with the Transaction. The Fund is seeking shareholder approval of the New Advisory Agreement solely as a result of a change in control in the ownership of the Adviser. Other than the change in the ownership structure of the Adviser, the Transaction has not and will not materially affect the management and investment approach of the Adviser or the Fund. In addition, the FEIM platform does not currently include any related funds for which performance comparisons were relevant to the Board's considerations of the New Advisory Agreement. Accordingly, we believe that the disclosure of the Board's considerations of the New Advisory Agreement is responsive to Item 22(c)(11) and do not believe any additional disclosure is necessary.

Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, DC

Securities and Exchange Commission

February 28, 2020

Please telephone the undersigned at 212.969.3381, or Nicole M. Runyan of this office at 212.969.3361, if you have any questions or comments.

Very truly yours,

/s/ Lisa Goldstein, Esq.

Lisa Goldstein, Esq.

cc:	Nicole M. Runyan, Esq.